UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
AdTheorent Holding Company, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00739D109
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00739D109

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,147,031[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,147,031[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,147,031[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Consists of 1,147,031 shares of common stock issuable upon the exercise of warrants of the issuer.

CUSIP No.	00739D109

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,147,031[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,147,031[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,147,031[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Consists of 1,147,031 shares of common stock issuable upon the exercise of warrants of the issuer.

Item 1(a)	Name of Issuer

The name of the issuer is AdTheorent Holding Company, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 330 Hudson Street, 13th Floor, New York, New York 10013.

Item 2(a)	Name of Person Filing

This Amendment No. 2 to Schedule 13G is filed by on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Corbin Capital Partners, L.P., a Delaware limited partnership

(ii) Corbin Capital Partners GP, LLC, a Delaware limited liability company

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c)	Citizenship

The Reporting Persons are organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e)	CUSIP No.

00739D109

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.
Item 4.	Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 89,388,929 shares of Common Stock, which consists of (i) 88,241,898 shares of Common Stock outstanding as of November 2, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2023, and (ii) 1,147,031 shares of Common Stock issuable upon the exercise of warrants of the Company.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Dated:  February 14, 2024

Corbin Capital Partners L.P.

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory